UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 9)

Under the Securities Exchange Act of 1934

VACCINEX, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

918640 202

(CUSIP Number)

Thomas J. Rice

Baker & McKenzie LLP

452 Fifth Avenue

New York NY 10018

(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918640 202

1.	Names of Reporting Persons FCMI PARENT CO.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization NOVA SCOTIA, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 6,405,475
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 6,405,475

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,405,475
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares See Item 5. ☒
13.	Percent of Class Represented by Amount in Row (11) 39.2%
14.	Type of Reporting Person CO

CUSIP No. 918640 202

1.	Names of Reporting Persons PAN ATLANTIC HOLDINGS LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization BARBADOS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,509
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 2,509

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,509
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.02%
14.	Type of Reporting Person CO

CUSIP No. 918640 202

1.	Names of Reporting Persons ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 29,304
	8.	Shared Voting Power 6,639,602
	9.	Sole Dispositive Power 29,304
	10.	Shared Dispositive Power 6,639,602

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,668,906
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares See Item 5. ☒
13.	Percent of Class Represented by Amount in Row (11) 40.8%
14.	Type of Reporting Person IN

CUSIP No. 918640 202

1.	Names of Reporting Persons FRIEDBERG GLOBAL-MACRO HEDGE FUND LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 234,127
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 234,127

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 234,127
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person CO

CUSIP No. 918640 202

1.	Names of Reporting Persons FRIEDBERG MERCANTILE GROUP LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 234,127
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 234,127

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 234,127
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person CO

Item 1. Security and Issuer

The Statement on Schedule 13D filed on August 24, 2018 (the “Statement”) by FCMI Parent Co. (“FCMI Parent”), FCMI Financial Corporation (“FCMI”), Pan Atlantic Bank and Trust Limited, Friedberg Global-Macro Hedge Fund Ltd. (“G-M Fund”), Friedberg Mercantile Group, Ltd. (“FMG”) and Albert D. Friedberg (collectively, the “Filing Persons” and each, individually, a “Filing Person”), relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Vaccinex, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 to the Statement filed July 31, 2019, Amendment No. 2 to the Statement filed January 27, 2020, Amendment No. 3 to the Statement filed July 16, 2020, Amendment No. 4 to the Statement filed February 14, 2022, Amendment No. 5 to the Statement filed November 29, 2022, Amendment No. 6 to the Statement filed April 5, 2023, Amendment No. 7 filed May 25, 2023 and Amendment No. 8 filed October 18, 2023, is hereby further amended with respect to the matters set forth below in this Amendment. Capitalized terms not otherwise defined herein have the meanings set forth in the Statement.

Preliminary Note: All Common Stock share amounts and percentage interests in this Schedule 13D (Amendment No. 9) give effect to the 1-for-15 reverse stock split effected by the Issuer on September 25, 2023 (the “Reverse Split”).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by the addition of the following information:

On February 8, 2024, FCMI Parent purchased 1,655,172 shares of Common Stock of the Issuer and warrants exercisable for the purchase of 1,655,172 shares of Common Stock (the “Warrants”) of the Issuer at a purchase price of $0.725 per share and accompanying Warrant, pursuant to a private placement agreement entered into with the Issuer on February 6, 2024, in Rochester, New York (the “Private Placement”). The Warrants are immediately exercisable at an exercise price of $1.00 per share and will expire five years from the date of issuance. The aggregate amount paid by FCMI Parent for the shares of Common Stock and Warrants it acquired in the Private Placement was approximately $1,200,000.00. FCMI Parent used working capital in connection with this transaction.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following information:

FCMI Parent and the Issuer entered into a Securities Purchase Agreement dated February 6, 2024 (the “Securities Purchase Agreement”), pursuant to which FCMI Parent purchased 1,655,172 shares of Common Stock from the Issuer and 1,655,172 Warrants at a combined purchase price of $0.725 per share and accompanying Warrant, resulting in a total purchase price of $1,199,999.70. In the Securities Purchase Agreement, the Issuer states that it intends to use the net proceeds from the sale of the Common Stock and Warrants for working capital and other general corporate purposes. FCMI Parent acquired the Common Stock and Warrants reported herein for investment and to support the Issuer’s research and development activities. For additional information regarding the Securities Purchase Agreement, see Item 6.

The Filing Persons do not have any present intention or arrangements to acquire additional shares of Common Stock. The Filing Persons do not have any present intention to sell any Common Stock that will be included in such Registration Statement, and note that their ability to effect dispositions of Common Stock, other than pursuant to the Registration Statement, or prior shelf registration statements filed by the Company, may be limited by their status as “affiliates” of the Issuer.

Subject to the foregoing, the Filing Persons reserve the right to take, in the future, such actions with respect to their investment in the Issuer as they deem appropriate. Except as described herein, the Filing Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Filing Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

See the Preliminary Note in Item 1 of this Schedule 13D (Amendment No. 9).

The table in Item 5 of the Statement showing beneficial ownership of the Issuer’s Common Stock by each of the Filing Persons, together with the introductory paragraph to such table and the paragraph immediately following such table, as well as the information regarding ownership of the Issuer’s Common Stock by the directors and officers of the Filing Persons, are hereby amended and restated in their entirety as follows:

On the date of this Schedule 13D (Amendment No. 9), the Filing Persons are the beneficial owners of a total of 6,668,906 shares of the Issuer’s Common Stock, representing 40.8% of the Issuer’s outstanding Common Stock. Each Filing Person’s direct ownership and beneficial ownership has been computed as a percentage of 16,332,819 shares outstanding or deemed outstanding as of February 8, 2024 plus any shares that may be acquired pursuant to presently exercisable warrants. The following table shows the number of shares of Common Stock and the percentage of the Issuer’s Common Stock directly owned and beneficially owned by each Filing Person:

Name	Shares Directly Owned	Percentage Directly Owned	Shares Owned Beneficially		Percentage Owned Beneficially
PAHL	2,509	0.02%	2,509	[1]	0.02%
FCMI Parent	6,402,966	39.1%	6,405,475	[2]	39.2	% [3]
G-M Fund	234,127	1.4%	234,127	[4]	1.4	% [4]
FMG	-0-	-0-%	234,127	[4]	1.4	% [4]
Albert Friedberg	29,304	0.2%	6,668,906	[5]	40.8	% [5]

[1]	All such shares are owned of record directly by PAHL. See “Beneficial Ownership of Shares Under PAHL Pledge Arrangements” in Item 5 of the original Statement filed on August 24, 2018.
[2]

Includes the following: (i) 6,402,966 shares owned directly by FCMI Parent; and (ii) 2,509 shares owned directly by PAHL. FCMI Parent will not have the right to exercise any Warrants to the extent that, after giving effect to the issuance of the common stock resulting from such exercise, FCMI Parent together with its affiliates and certain other parties as set forth in Warrant, would beneficially own more than 39.99% of the outstanding shares of common stock immediately after giving effect to the issuance of shares issuable upon exercise of the Warrant. Accordingly, the shares reported on the table above as beneficially owned by FCMI Parent do not include 4,655,172 presently exercisable warrants that would bring FCMI Parent in excess of its ownership limit.

[3]	The percentage ownership does not include amounts in excess of the ownership limit for FCMI Parent described above in footnote 2 to this table.
[4]	All such 234,127 shares are owned by G-M Fund. Voting and dispositive power over the shares held by G-M Fund are exercisable by FMG, the investment manager of G-M Fund.
[5]

Includes the following: (i) 2,509 shares owned directly by PAHL; (ii) 6,402,966 shares owned directly by FCMI Parent; (iii) 234,127 shares owned directly by G-M Fund; and (iv) 29,304 shares owned directly by Mr. Friedberg.

All shares reported as beneficially owned by the Filing Persons are presently outstanding. Mr. Friedberg, directly and through his control over FCMI Parent shares held by members of his family and trusts for the benefit of members of his family, may be considered the beneficial owner of all of the Common Stock beneficially owned by FCMI Parent. By virtue of his control of FCMI Parent, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiary, PAHL. By virtue of his control of FMG, which exercises voting and dispositive power over the shares owned directly by G-M Fund, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned directly by G-M Fund.

As of February 8, 2024, Enrique Zauderer, Vice President and a Director of FMG and Mr. Daniel A. Gordon, Vice President, Chief Compliance Officer and a Director of FMG, are the beneficial owners of 1,114 shares and 885 shares, respectively, of the Issuer’s Common Stock.

Except for (i) the Common Stock beneficially owned by Mr. Friedberg, (ii) the Common Stock beneficially owned by each of Messrs. Zauderer and Gordon, to the knowledge of the Filing Persons, none of the directors or officers of any of the Filing Persons beneficially owns any Common Stock.

Except for FCMI Parent’s purchase of 1,655,172 shares of Common Stock and 1,655,172 Warrants on February 8, 2024 in the Private Placement, none of the filer’s respective directors or officers has effected any transactions in the Issuer’s Common Stock in the 60 days preceding the filing of this Schedule 13D (Amendment No. 9).

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Statement is hereby amended by the addition of the following information:

FCMI Parent and the Issuer entered into a Securities Purchase Agreement dated February 6, 2024 (the “Securities Purchase Agreement”), pursuant to which FCMI Parent purchased 1,655,172 shares of Common Stock from the Issuer and 1,655,172 Warrants at a combined purchase price of $0.725 per share and accompanying Warrant, resulting in a total purchase price of approximately $1,200,000.00. The closing under the Securities Purchase Agreement occurred on February 8, 2024. The Securities Purchase Agreement contains, among other provisions, certain representations, warranties and agreements by FCMI Parent customarily included in agreements for the issuance and sale of securities without registration under the U.S. Securities Act of 1933, as amended (the “1933 Act”), including representations and warranties by FCMI Parent with respect to its status as an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the 1933 Act, acknowledgment by FCMI Parent that the shares of Common Stock issued pursuant to the Securities Purchase Agreement constitute “restricted securities” under the 1933 Act, and agreement by FCMI Parent to sell the Common Stock issued pursuant to the Securities Purchase Agreement only in accordance with either the registration requirements of the 1933 Act or an exemption therefrom, and that certificates evidencing the Common Stock purchased pursuant to the Securities Purchase Agreement will bear a legend reflecting such resale restrictions. The Issuer made certain representations and warranties to FCMI Parent with respect to, among other matters, its business, its authorization of the issuance of the Common Stock, the compliance in all material respects at the time of filing of the periodic reports and other documents that the Issuer has filed with the Securities and Exchange Commission (“SEC”) under the 1933 Act or the Securities Exchange Act of 1934, as amended, as applicable, and the rules and regulations thereunder, the absence (except as disclosed in such SEC filings) of any material adverse change affecting the Issuer, and the preparation and presentation of the Issuer’s financial statements included in its SEC filings. The Securities Purchase Agreement also contains certain customary conditions to FCMI Parent’s obligation to purchase the shares of the Issuer’s Common Stock, including the absence of any stop order or suspension of trading imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the Common Stock.

The Company will have the right to “call” the exercise of any portion of a holder’s Warrants by delivering a call notice to the holder within 120 days after the Company publicly announces an increase in pepinemab-treated patients relative to placebo-treated patients, with statistical significance having a p-value of less than or equal to 0.05, in the change of the FDG-PET standard uptake value ratio for brain metabolism between baseline and month 18 as assessed by [18F]fluorodeoxyglucose (FDG)-PET in the resting state following administration of 40 mg/kg pepinemab or placebo, as applicable, as described in the protocol for the Company’s SIGNAL-AD Alzheimer’s disease study. After delivery of a call notice, the Warrants will continue to be exercisable. Each Warrant will be canceled and no longer exercisable to the extent the holder fails to timely exercise the Warrant for the called portion thereof within 30 trading days following the Company’s issuance of a call notice, provided that to the extent the exercise of a called portion of a Warrant would cause the holder to hold Common Stock in excess of a specified beneficial ownership limitation, upon exercise of such portion, as set forth in the Warrant, instead of shares being issued, the exercise would result in the modification of the terms of such portion to be consistent with the terms of pre-funded warrants issued to other purchasers in the offering.

Pursuant to the Securities Purchase Agreement Mr. Friedberg entered into a lock-up agreement in the form attached thereto, pursuant to which he agreement to be subject to a lock-up period of 45 says following the closing date of the offering, which was February 8, 2024. This means that, during the applicable lock-up period, the Reporting Persons may not: (1) offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), (ii) establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act, with respect to, any shares of Common Stock of the Company or securities convertible, exchangeable or exercisable into shares of Common Stock of the Company, or (ii) make any demand for or exercise any right or cause to be filed a registration statement.

The foregoing descriptions of the Securities Purchase Agreement, Warrants and Lock-up Agreement are qualified by the full text of such agreement and form of warrant which are attached as exhibits to this Schedule 13D (Amendment No. 9).

Item 7. Materials to be Filed as Exhibits

The following document is filed as an exhibit to this Schedule 13D (Amendment No. 9):

Exhibit	Description

99.21	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed February 7, 2024)

99.22	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed February 8, 2024)

99.23*	Form of Lock-up Agreement

*	Filed herewith.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

FCMI PARENT CO.

By:	/s/ Dan Scheiner
Name:	Dan Scheiner
Title:	Vice President

PAN ATLANTIC HOLDINGS LTD.

By:	/s/ Mary Ellen Bourque
Name:	Mary Ellen Bourque
Title:	Director

FRIEDBERG GLOBAL-MACRO HEDGE FUND LTD.

By:	/s/ Albert D. Friedberg
Name:	Albert D. Friedberg
Title:	Director

FRIEDBERG MERCANTILE GROUP LTD.

By:	/s/ Albert D. Friedberg
Name:	Albert D. Friedberg
Title:	Director

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg
Name:	Albert D. Friedberg